

Mail Stop 3233

December 19, 2016

Via E-mail
Frank V. Saracino
Chief Financial Officer
NorthStar HealthCare Income
399 Park Avenue, 18th Floor
New York, NY 10022

> **Re:** **NorthStar Healthcare Income, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 28, 2016**
> **File No. 000-55190**

Dear Mr. Saracino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 63

1. We note that your table on page 64 discloses your share repurchase history for the quarter ended December 31, 2015. In future Form 10-K filings, please disclose your share redemption history for the last full fiscal year.

Selling Commissions and Dealer Manager Fees, page 81

2. In future Exchange Act periodic reports, please update your fees and reimbursements disclosure to include the following: (1) fees actually paid (broken out by offering, acquisition, operating, etc.) and the aggregate amount accrued but unpaid, and (2) reimbursements actually paid to the Advisor Entities or their affiliates, and any amount accrued but unpaid.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3758 if you have any questions.

Sincerely,

/s/ Sandra B. Hunter

Sandra B. Hunter
Staff Attorney
Office of Real Estate and
Commodities